06006585

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 28 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUSQUEHANNA FINANCIAL GROUP, LLLP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Line Avenue, Suite 220
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

PROCESSED MAY 24 2006 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (610) 617-2600
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAY 24 2006 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Brian Sullivan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Susquehanna Financial Group, LLLP, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 23rd day of February 2006.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ATTICE D. GARY, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires October 28, 2007

Attice D. Gary
Notary Public

Signature

Controller/Treasurer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

CONTENTS
December 31, 2005

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Susquehanna Financial Group, LLLP

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Company") as of December 31, 2005, and the related statements of income, changes in Partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Susquehanna Financial Group, LLLP as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 14, 2006

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION
(dollars in thousands)

December 31, 2005

ASSETS	
Cash	$ 27
Receivable from Clearing Broker	135,022
Commissions Receivable	13,620
Securities Owned - at market value	15,722
Furniture and Equipment (net of accumulated depreciation of $1,786)	3,532
Prepaid Compensation	2,500
Other Assets	205
Total Assets	**$170,628**
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities Sold, Not Yet Purchased - at market value	$ 24,153
Compensation Payable	38,554
Payable to Affiliates	18,548
Accounts Payable and Accrued Expenses	5,840
Total Liabilities	87,095
Partners' Capital	83,533
Total Liabilities and Partners' Capital	**$170,628**

See Notes to Financial Statements

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

STATEMENT OF INCOME
(dollars in thousands)

Year ended December 31, 2005	
Revenue:	
Commissions	$184,944
Net gain from proprietary transactions	24,390
Interest	3,792
Total revenue	213,126
Expenses:	
Employee compensation	72,915
Management fees	24,297
Licensing fee	19,431
Commissions	18,453
Communications	8,500
Guaranteed payments	6,674
Meals and entertainment	1,657
Taxes	1,084
Other	9,776
Total expenses	162,787
Net income	50,339
Add back guaranteed payments to Partners	6,674
Net income before guaranteed payments to Partners	$ 57,013

See Notes to Financial Statements

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
(dollars in thousands)

Year ended December 31, 2005	
Partners' capital at January 1, 2005	$ 70,084
Capital contributions	10,000
Capital withdrawals	(46,890)
Net income	50,339
Partners' capital at December 31, 2005	$ 83,533

See Notes to Financial Statements

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

STATEMENT OF CASH FLOWS
(dollars in thousands)

Year ended December 31, 2005	
Cash flows from operating activities:	
Net income	$ 50,339
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	621
(Increase) decrease in operating assets:	
Securities owned	(5,575)
Receivable from clearing broker	(38,233)
Receivable from affiliate	12,163
Commissions receivable	471
Prepaid compensation	(2,500)
Other assets	(51)
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	14,113
Payable to affiliates	3,126
Accounts payable and accrued expenses	2,042
Compensation payable	2,796
Net cash provided by operating activities	39,312
Cash used in investing activity - purchase of fixed assets	(2,403)
Cash flows from financing activities:	
Capital contributions	10,000
Capital withdrawals	(46,890)
Net cash used in financing activities	(36,890)
Net increase in cash	19
Cash at beginning of year	8
Cash at end of year	$ 27

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$ 1,084

See Notes to Financial Statements

(dollars in thousands)

1. ORGANIZATION:

Susquehanna Financial Group, LLLP (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company generally acts as an introducing broker and trades for its own account. The Company is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner LLC.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and options and the related revenue and expenses on a trade-date basis.

No provision for federal or state income taxes has been made as the Company is not subject to those income taxes. The Company's income or loss is reportable by SIG on its tax returns. Provisions for certain local taxes are computed by SIG and allocated to the Company, when applicable. The Company is subject to certain local taxes directly.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, at quoted market values, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 1,208	
Options	14,514	$24,153
	$15,722	$24,153

Securities owned or securities sold, not yet purchased, traded on a national securities exchange are valued at the last reported sales price on December 31, 2005. Options owned or options sold, not yet purchased, are valued at the mean between the last bid and the last ask prices on December 31, 2005. The resulting unrealized gains and losses related thereto are reflected in revenue.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

(dollars in thousands)

4. RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

The clearing and depository operations for the Company's and customers' securities transactions are provided by one broker pursuant to a clearance agreement.

At December 31, 2005, all of the securities owned and securities sold, not yet purchased, and the amount receivable from the clearing broker reflected on the statement of financial condition are security positions with and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2005, there were no unsecured amounts owed to the clearing broker by these customers.

5. NET CAPITAL REQUIREMENT:

The Company is a registered broker-dealer with the NASD, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the basic method, which requires it to maintain minimum net capital, as defined, of the greater of $100 or 6-2/3% of aggregate indebtedness. Net capital changes from day to day, but as of December 31, 2005, the Company had net capital of $59,999 which exceeded its requirement of $4,196 by $55,803.

6. RELATED PARTY TRANSACTIONS:

The Company is affiliated through common ownership with Susquehanna Business Development, Inc., Global Execution Brokers, LP and Waves Licensing, LLC.

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect operating expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. The payable to affiliate is a management fee in the amount of $5,551 relating to these indirect operating costs. Under this arrangement, the direct and indirect expenses incurred by the Company amounted to approximately $53,565 for the year ended December 31, 2005.

Susquehanna Business Development, Inc. performs marketing services for the Company. The payable to this affiliate for these services is $156 as of December 31, 2005. The total expenses incurred by the Company in consideration of this arrangement amounted to $1,352 for the year ended December 31, 2005.

Included in payable to affiliates are commissions payable amounting to approximately $408.

Because of their short-term nature, the fair values of the payables to affiliates approximate their carrying amounts.

(dollars in thousands)

The Company executes trades for various affiliates for which it receives commissions at various rates. For the year ended December 31, 2005, the commissions earned from these affiliates were approximately $2,488.

The Company has an execution services agreement with Global Execution Brokers, LP. Under this agreement, Global Execution Brokers, LP executes orders for the Company on various exchanges for which it pays a monthly fee amounting to $500, or such other amount as agreed upon by the Company and Global Execution Brokers, LP. The total expenses incurred by the Company under this agreement amounted to $4,760 for the year ended December 31, 2005.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position and operating results presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

The Company has a licensing agreement with Waves Licensing, LLC. The agreement allows the Company to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Company pays an annual licensing fee equal to 10% of the Company's net trading profits if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees payable to Waves Licensing, LLC amounting to $12,430 which equals the expense for the year ended December 31, 2005.

Included in other assets is a nonvoting interest in the clearing broker through which the Company clears its proprietary transactions. The Company earned $3,626 of interest from this clearing broker.

7. COMMITMENTS: The Company is obligated under noncancelable leases for office space expiring through April 2009. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending December 31,	
2006	$ 498
2007	508
2008	518
2009	518
	$2,042

Office rental expense for the year ended December 31, 2005 amounted to approximately $334.

(dollars in thousands)

8. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of equity options traded on national securities exchanges having various expiration dates. The Company also engages in the trading of equity options that are not traded on national securities exchanges. Equity options give the holder the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used for trading purposes and for managing risk associated with the portfolio of investments. The writing of options involves elements of market risk in excess of the amount recognized on the statement of financial condition. Risk arises in options that are not traded on national securities exchanges from potential counterparty nonperformance under the terms of the agreements. Credit risk associated with these equity options is limited to amounts recorded as assets in the statement of financial condition. The Company generally attempts to limit its risk by holding offsetting security or option positions.

9. LITIGATION:

On December 16, 2003, a lawsuit seeking class certification was filed by California Public Employees' Retirement Systems ("Calpers"), on behalf of itself and all others similarly situated, in the United States District Court for the Southern District of New York against the New York Stock Exchange ("NYSE"), all NYSE specialist firms, including SIG Specialists, Inc., an affiliate of the Company, and several of their parent companies. On May 27, 2004, this case was consolidated into a case captioned "In re: NYSE Specialists Securities Litigation" with Calpers and Empire Programs, Inc. named as lead plaintiffs. The lead plaintiffs filed a consolidated complaint on September 15, 2004. The consolidated complaint named all NYSE specialists, including SIG Specialists, Inc., as defendants, as well as certain of their affiliates and the NYSE. The lawsuit also named SIG and the Company as defendants, even though neither is the parent of SIG Specialists, Inc. The complaint alleged that the specialist defendants violated Sections 10(b) and 20 of the Exchange Act and Rule 10b-5 adopted under it by purportedly engaging in trading practices prohibited by NYSE rules to the alleged detriment of persons investing or trading in the stocks. The complaint also asserted claims for breaches of fiduciary duty based on the same alleged conduct, as well as a separate claim for violations of Section 6(b) of the Exchange Act against defendant NYSE. The complaint sought compensatory damages, restitution, forfeiture of fees and other compensation, and fees and costs.

On December 12, 2005, the United States District Court for the Southern District of New York dismissed the breach of fiduciary claims against all defendants, including Susquehanna Financial Group, LLLP, SIG Specialists, Inc. and Susquehanna Investment Group and all remaining claims against the NYSE and Susquehanna Financial Group, LLLP.

10. SUBSEQUENT EVENTS:

Subsequent to December 31, 2005, a Partner made capital withdrawals of $8,000.

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
(dollars in thousands)

December 31, 2005	
Credits:	
Partners' capital	$83,533
Discretionary liabilities	13,187
Total credits	96,720
Debits:	
Nonallowable assets:	
Commissions receivable	4,764
Furniture and equipment	3,532
Prepaid compensation	2,500
Investments in nonaffiliates	115
Exchange memberships	7
Other assets	84
Total debits	11,002
Net capital before haircuts on proprietary positions	85,718
Haircuts on proprietary positions	(25,719)
Net capital	59,999
Minimum net capital requirement (the greater of $100 or 6-2/3% of aggregate indebtedness)	4,196
Excess net capital	$55,803
Ratio of aggregate indebtedness to net capital	1.05 to 1
Schedule of aggregate indebtedness:	
Compensation payable	$38,554
Payable to affiliates	18,548
Accounts payable and accrued expenses	5,840
Total aggregate indebtedness	$62,942

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005):

Net capital, as reported in the Company's Part II unaudited FOCUS Report	$53,758
Other audit adjustments (net)	6,241
Net capital per above	$59,999

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3*
December 31, 2005

The Company effected no transactions with customers, as defined in rule 15c3-3, and, therefore, has no amounts reportable under the rule.